EMGOLD MINING CORPORATION **EMR-TSX VENTURE**
IDAHO-MARYLAND MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 email: info@emgold.com

March 2, 2004

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

Shannon Ross

dlw 3/9

Shannon M. Ross
Corporate Secretary

Enclosures

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Emgold Closes Ceramext Licensing Aggreement – dated February 17, 2004

Correspondence with Securities Commission(s)

2. Report under Part 4 of Multinational Instrument 62-103 – dated February 10, 2004

REPORT UNDER PART 4
Of
NATIONAL INSTRUMENT 62-103

1. **Name and address of eligible institutional investor:**

Sprott Asset Management Inc. (the "Offeror")
200 Bay Street, Suite 3450
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2J2

2. **The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:**

As at January 31, 2004 there is a net increase in the holdings of 2,315,344 common shares (the "Common Shares") and a net decrease in the holdings of 2,222,222 warrants (the "Warrants") of Emgold Mining Corporation (the "Issuer"). Also, an increase in the aggregate number of currently issued and outstanding shares has resulted in a net decrease of 4.0% in the Offeror's securityholdings.

3. **The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:**

As at January 31, 2004 the Offeror exercises control or direction, on behalf of accounts fully managed by it, over 6,237,566 Common Shares and 556,500 Warrants. Based on the number of currently issued and outstanding Common Shares (as reported by the Issuer) and assuming the exercise of the Warrants the Offeror exercises control or direction over 15.0% of the issued and outstanding Common Shares.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:**

   (a) **the eligible institutional investor, either alone or together with any joint actors, has ownership and control:**

The Offeror does not itself own any Common Shares or other securities of the Issuer. The only persons with whom the Offeror may be deemed by the *Securities Act* (Ontario) to be acting jointly and in concert with would be included in the list of managed accounts referred to below.

(b) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:**

None.

(c) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

The Offeror exercises control or direction over all of the Common Shares and Warrants referred to above in its capacity as portfolio manager of managed accounts.

5. **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The securities described herein are being held for investment purposes. Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

6. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

None.

7. **The names of any joint actors in connection with the disclosure required by this report:**

The managed accounts of the Offeror holding Common Shares and Warrants include the Sprott Canadian Equity Fund, Sprott Gold and Precious Minerals Fund, Sprott Bull/Bear RSP Fund, Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Master Fund Ltd., BluMont Strategic Partners Hedge Fund and the Sprott Managed Accounts.

8. **If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:**

Not applicable.

9. **A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:**

The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer. The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 10th day of February, 2004.

SPROTT ASSET MANAGEMENT INC.

By: "Neal Nenadovic"
Neal Nenadovic
Chief Financial Officer

EMGOLD MINING CORPORATION
1400-570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

February 17, 2004

Ticker Symbol: EMR-TSX Venture Exchange
SEC 12g3-2(b) 82-3003

EMGOLD CLOSES CERAMEXT™ LICENSING AGREEMENT

Emgold Mining Corporation (EMR:TSX Venture Exchange) has closed its acquisition of the Ceramext™ process to convert mine tailings at the Idaho-Maryland Mine into value added, high quality ceramic products. The acquisition was made through Emgold's wholly-owned U.S. subsidiary, Golden Bear Ceramics Company. The Agreement also gives Emgold the exclusive license for the Ceramext™ technology for conversion of mine tailings and other waste materials into high value ceramic products worldwide.

Under the terms of the Agreement, Emgold has paid US$100,000 and issued 200,000 common shares to Ceramext, LLC, a private company controlled by a director of Emgold. No common shares were issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares were issued pursuant to the Agreement, having a four-month hold period expiring June 12, 2004.

The Ceramext™ process has been demonstrated, on a laboratory basis, on a wide variety of materials including coal, lignite, and biomass fly ash, bottom ash, slag, clays, volcanic ash and mine tailings. Specifically, Ceramext has tested tailings from the Idaho-Maryland Mine and has successfully produced very high quality ceramic blanks suitable for forming into a wide variety of ceramic products using standard and proprietary finishing technologies. Independent marketing surveys conducted in California indicate that floor tiles are worth approximately US$1.25 to $1.50 per square foot on a wholesale basis, which translates into approximately US$400 to $500 per ton of feedstock to the process.

Golden Bear Ceramics is currently designing and building a pilot and demonstration plant in Grass Valley to commercialize the technology by converting mine tailings from the Idaho-Maryland Mine into various ceramic products. The use of the Ceramext™ technology at the Idaho Maryland Mine is projected to have a positive impact on overall project economics. The extent of this impact will be determined as part of the Idaho-Maryland final feasibility study currently being conducted.

For more information about Emgold Mining Corporation and the Idaho-Maryland Mine please visit the Company's website www.emgold.com or www.sedar.com and for more information about Ceramext™, please visit www.ceramext.com.

William J. Witte, P. Eng.
President and Chief Executive Officer

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: 604-662-4547
Toll Free: 1-877-345-3399

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectat ions expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Companies website at www.emgold.com.